SHAW COMMUNICATIONS INC.
as Issuer
and
COMPUTERSHARE TRUST COMPANY OF CANADA
as Indenture Trustee

FIRST SERIES SUPPLEMENT
Dated as of March 2, 2007

Supplementing the Trust Indenture dated as of February 26, 2007 between Shaw Communications Inc., as Issuer and Computershare Trust Company of Canada, as Indenture Trustee, and providing for the issue of 5.70% Senior Notes due 2017 in the aggregate principal amount of $400,000,000

THIS IS THE FIRST SERIES SUPPLEMENT DATED AS OF MARCH 2, 2007
BETWEEN:
SHAW COMMUNICATIONS INC., in its capacity as Issuer
- and -
COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company under the laws of Canada, in its capacity as Indenture Trustee
WHEREAS the Issuer and the Indenture Trustee have entered into a trust indenture dated as of February 26, 2007 (the “Indenture”);
AND WHEREAS pursuant to Section 2.2 of the Indenture, the Issuer may from time to time create and issue one or more new Series of Debt Securities, subject to the satisfaction of certain conditions set forth in the Indenture and in the related Series Supplement;
AND WHEREAS the Principal Terms of any new Series of Debt Securities are to be set forth in a Series Supplement, which supplements the Indenture in relation to such Series;
AND WHEREAS this Series Supplement relates to the Series of Debt Securities to be designated as 5.70% Senior Notes due 2017 (the “First Series Supplement” or this “Series Supplement”, as the case may be) and the Issuer and the Indenture Trustee are entering into this Series Supplement in order to establish the Principal Terms of such Series and to provide for the issuance of such Series.
NOW THEREFORE THIS SERIES SUPPLEMENT WITNESSES and it is hereby covenanted, agreed and declared as follows:
ARTICLE 1
INTERPRETATION
1.1	To be Read with Indenture; Governing Law
     This Series Supplement is supplemental to the Indenture, and the Indenture and this Series Supplement shall hereafter be read together and shall have effect, so far as practicable, with respect to the 5.70% Senior Notes due 2017 as if all the provisions of the Indenture and this Series Supplement were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Alberta, and the laws of Canada applicable in such Province. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédigés en anglais.

1.2	Definitions
(1)	Subject to Section 1.2(3), all terms defined in the Indenture and used but not defined in this Series Supplement shall have the meanings specified in the Indenture.

(2)	In addition, when used in this Series Supplement, the following terms shall have the following meanings:

“Canada Yield Price” means in respect of any redemption of the Notes, a price, as determined by the Independent Investment Banker, equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 365 day year) at the Government of Canada Yield, plus, until March 2, 2009, 88 basis points and thereafter, 44 basis points.

“Government of Canada Yield” means, with respect to any Redemption Date, the arithmetic average, as determined by the Independent Investment Banker, of the yield to maturity on the third Business Day preceding the Redemption Date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of the Notes to be redeemed from such day as quoted by the Independent Investment Banker at 5:00 p.m. on such day.

“Independent Investment Banker” means TD Securities Inc. or its successors; provided, however, that if it shall cease to be a primary Canadian Government securities dealer in Toronto, Ontario, the Issuer shall substitute for it another primary Canadian Government securities dealer in Toronto, Ontario.

“Notes” shall have the meaning specified in Section 2.1 of this Series Supplement.

(3)	For purposes of interpreting or construing the Principal Terms of the Notes, words or phrases which are defined in the Indenture in capitalized form but which are used (or grammatical variations of which are used) in this Series Supplement without being capitalized shall be interpreted and construed without any reference whatever to the meanings ascribed to the capitalized form thereof by the Indenture.
1.3	Conflict Between Series Supplement and Indenture
     If any term or provision contained in this Series Supplement shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Series Supplement shall govern; provided, however, that the terms and provisions of this Series Supplement may modify or amend the terms of the Indenture solely as applied to the Notes.

1.4	Interpretation Provisions in Indenture
     This Series Supplement shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article One of the Indenture.
1.5	Exhibits
     Exhibit A to the First Series Supplement attached hereto forms part of this Series Supplement.
ARTICLE 2
DEBT SECURITIES AND PRINCIPAL TERMS
2.1	Creation and Designation
     The Issuer is hereby authorized to issue under the Indenture a Series of Debt Securities designated “5.70% Senior Notes due 2017” (the “Notes”) having the terms set forth in this Article Two.
2.2	Limitation on Aggregate Principal Amount
     The aggregate principal amount of the Notes that may be issued (except for Notes issued upon registration of transfer of, or in exchange for, or in lieu of, other Notes) shall be initially limited to $400,000,000. The Issuer may, from time to time, without the consent of any existing Holders of the Notes, create and issue additional Notes hereunder having the same terms and conditions as the Notes in all respects, except for the Series Issuance Date, issue price and first payment of interest thereon. Additional Notes so created and issued will be consolidated with and form a single Series with the Notes.
2.3	Currency
     The Notes shall be denominated in, and all principal of, and premium, interest and other amounts on the Notes shall be payable in, Canadian Dollars. Unless expressly provided to the contrary in this Series Supplement, all amounts expressed in this Series Supplement and in each Note in terms of money refer to Canadian Dollars.
2.4	Denominations
     The Notes shall be denominated in integral multiples of $1,000.
2.5	Date and Maturity
     The Series Issuance Date for the Notes shall be March 2, 2007 and the entire principal amount of the Notes shall become due and payable, together with any accrued and unpaid interest on the Notes, on March 2, 2017 (the “Stated Maturity”).
2.6	Interest
(1)	Interest shall accrue on the aggregate unpaid principal amount of each Note together, to the extent permitted by Applicable Law, with interest on overdue interest accruing but not paid on an Interest Payment Date for the Notes, after as well as before default and judgement, from and including the Series Issuance Date for the Notes to but not including the date of the repayment in full of the principal amount of the Notes, at a rate of interest equal to 5.70% per annum. Interest on the Notes shall be payable in arrears on each Interest Payment Date for the Notes and on the Stated Maturity of the Notes.

(2)	Interest on the Notes will be computed on the basis of a year of 365 days.

(3)	The Interest Payment Dates for the Notes shall be March 2 and September 2 in each year beginning September 2, 2007.

(4)	The Regular Interest Record Dates for the Notes shall be February 15th and August 15th in each year.
2.7	Redemption and Purchase
(1)	The Notes may be redeemed, in whole or in part at any time and from time to time, at the election of the Issuer for a Redemption Price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed or (b) the Canada Yield Price. In addition, all accrued and unpaid interest on the outstanding principal amount of each Note called for redemption shall be paid to the Redemption Date. The Notes will not be subject to redemption at the election of the Holders of the Notes.

(2)	In addition, in lieu of redemption as provided in Section 3.2 of the Indenture, the Notes will be subject to redemption, in whole but not in part, at the option of the Issuer at any time, at a Redemption Price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest to the date fixed for redemption upon the giving of a notice as described below, if (a) the Issuer determines that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in or amendment to official position of such taxing authority regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Series Issuance Date, the Issuer has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts or (ii) on or after the Series Issuance Date, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (i) above, whether or not such action was taken or decision was rendered with respect to the Issuer, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Issuer of legal counsel of recognized standing, will result in an obligation to pay, on the next succeeding Interest Payment Date, Additional

Amounts with respect to any Notes and (b) in any such case the Issuer in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Issuer; provided however, that (x) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

(3)	In the event that the Issuer elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph (2), the Issuer shall deliver to the Indenture Trustee a Certificate of the Issuer stating that the Issuer is entitled to redeem the Notes pursuant to their terms.

(4)	Notice of intention to redeem the Notes will be given not more than 60 nor less than 15 days prior to the date fixed for redemption to each Holder and will specify the date fixed for redemption.
2.8	Sinking Fund
     The Notes will not be subject to repurchase or redemption pursuant to any sinking fund.
2.9	Defeasance
     The Notes will be subject to Defeasance and Covenant Defeasance as described in the Indenture.
2.10	Form and Certification
(1)	The Notes shall be (a) in registered form only, (b) issued as one or more Global Debt Securities held by, or on behalf of, the Depositary in accordance with Section 2.17 of the Indenture, (c) registered in the name of the Depositary or its nominee as provided for in Section 2.17 of the Indenture, and (d) substantially in the form set forth in Exhibit A to this Series Supplement, subject to any modifications as may be reasonably required from time to time by the Depositary and which are not prejudicial to the beneficial holders of the Notes.

(2)	The form of certification of the Notes by the Indenture Trustee shall be substantially in the form of the Indenture Trustee’s Certificate set forth in Exhibit A to this Series Supplement.
2.11	Identification
     For the purpose of this Series Supplement and the Notes:
(a)	the Depositary shall be CDS;

(b)	the Registrar, Paying Agent and Transfer Agent shall be the Indenture Trustee; and

(c)	the Place of Payment shall be Calgary, Alberta.
ARTICLE 3
MISCELLANEOUS PROVISIONS
3.1	Confirmation of Indenture
     The Indenture, as amended and supplemented by this Series Supplement, is in all respects confirmed.
3.2	Acceptance of Trusts
     The Indenture Trustee hereby accepts the trusts in this Series Supplement declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.
3.3	Counterparts and Formal Date
     This Series Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Series Supplement.

     IN WITNESS OF WHICH the Issuer and the Indenture Trustee have caused this Series Supplement to be duly executed by their duly authorized officers as of the date specified on the first page of this Series Supplement.

COMPUTERSHARE TRUST COMPANY OF CANADA		SHAW COMMUNICATIONS INC.

By:	(signed)	By:	(signed)

	Name: Laura Leong		Name: Steve Wilson
	Title: Trust Professional, Corporate		Title: Senior Vice-President & Chief Financial Officer

By:	(signed)	By:	(signed)

	Name: Patricia Selby		Name: Peter Bissonnette
	Title: Professional, Corporate Trust		Title: President

EXHIBIT A TO FIRST SERIES SUPPLEMENT
[Insert if applicable: Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to the Issuer or its agent for registration of transfer, exchange, or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co. or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, CDS & Co., has an interest herein.]
[Insert if applicable: This Note is a Global Debt Security within the meaning of the Indenture hereinafter referred to and is registered in the name of CDS or a nominee of CDS. This Note is exchangeable for Notes registered in the name of a Person other than CDS or its nominee only in the limited circumstances described in the Indenture, and no transfer of this Note (other than a transfer of Note as a whole by CDS to a nominee of CDS or by a nominee of CDS to CDS or another nominee of CDS) may be registered except in limited circumstances.]
[Insert if applicable: Except as otherwise provided in the Indenture, this Note may be transferred, in whole but not in part, only to another nominee of the Depositary for the 5.70% Senior Notes due 2017 or to a successor Depositary or to a nominee of such successor Depositary.]
SHAW COMMUNICATIONS INC.

No. <>	$400,000,000

CUSIP No. 82028KAM3

ISIN No. CA82028KAM32
5.70% Senior Notes due 2017
     Shaw Communications Inc. (the “Issuer”) for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on presentation and surrender of this Note at the office of Computershare Trust Company of Canada (the “Paying Agent”, which term shall include its successors) in Calgary, Alberta (or in such other city or cities as may from time to time be designated by the Issuer), the principal amount of Four Hundred Million dollars in lawful money of Canada ($400,000,000), and to pay interest on the outstanding principal amount hereof at the same place in like money at the rate of 5.70% per annum, after as well as before maturity, default and judgement, with interest on overdue interest at the same rate as more particularly specified in the Indenture. The interest so payable on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note is registered at the close of business on the Regular Interest Record Date for such interest which shall be February 15th or August 15th (whether or not a Business Day) next preceding such Interest Payment Date.
     The outstanding principal amount of this Note is payable in one instalment on March 2, 2017. Interest on this Note is payable semi-annually in arrears on March 2 and September 2 in each year beginning September 2, 2007.
     This Note is one of a duly authorized Series of Debt Securities designated as 5.70% Senior Notes due 2017 (the “Notes”) issued under a trust indenture dated as of February 26, 2007, as supplemented by a First Series Supplement dated as of March 2, 2007 (the “Series Supplement”), in each case between the Issuer and Computershare Trust Company of Canada (the “Indenture Trustee”, which term shall include its successors as indenture trustee under such trust indenture) (collectively, as further amended or supplemented, the “Indenture”). Reference is hereby made to the Indenture as to the nature and extent of the rights of the Holders of the Debt Securities of this Series, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Note by acceptance hereof assents. All capitalized terms used but not defined herein have the meanings specified in the Indenture.
     Each Debt Security of this Series, including this Note, may be redeemed by the Issuer in whole or in part at any time upon not less than 15 days and not more than 60 days notice to the Holder hereof in accordance with the Indenture at a Redemption Price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed or (b) the Canada Yield Price, together in each case with all accrued and unpaid interest hereon to the Redemption Date. “Canada Yield Price” means in respect of any redemption of the Notes, a price, as determined by the Independent Investment Banker, equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Note (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 365 day year) at the Government of Canada Yield, plus, until March 2, 2009, 88 basis points and thereafter, 44 basis points. “Government of Canada Yield” means with respect to any Redemption Date, the arithmetic average, as determined by the Independent Investment Banker, of the yield to maturity on the third Business Day preceding the Redemption Date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of the Notes to be redeemed from such day as quoted by the Independent Investment Banker at 5:00 p.m. on such day. In the case of any redemption of less than all of the Notes, the Notes to be redeemed will be selected by the Indenture Trustee on a pro rata basis or by such other method (which may include random selection by computer) as the Indenture Trustee may deem appropriate.
     In addition the Notes will be subject to redemption, in whole but not in part, at any time at the election of the Issuer, at a Redemption Price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice described in the preceding paragraph if (a) the Issuer determines that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position of such taxing authority regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Series Issuance Date, the Issuer has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts or (ii) on or after the Series Issuance

Date, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (i) above, whether or not such action was taken or decision was rendered with respect to the Issuer, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Issuer of legal counsel of recognized standing, will result in an obligation to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Notes and (b) in any such case the Issuer in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Issuer; provided however, that (x) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.
     The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Issuer with respect to the Notes and (b) certain restrictive covenants and the related Events of Default, upon compliance by the Issuer with certain conditions set forth therein, which provisions apply to this Note.
     The outstanding principal amount of this Note may become or be declared to be due and payable by the Indenture Trustee before maturity in the circumstances set out in Section 6.1 of the Indenture.
     This Note is transferable only in accordance with the provisions of the Indenture and subject to the following sentence. No transfer of this Note shall be valid unless made on the Register kept by and at the principal office of the Registrar in Calgary, Alberta, by the Holder hereof or its attorney duly appointed by instrument in writing in form and execution satisfactory to the Registrar upon compliance with such reasonable requirements as the Registrar may prescribe.
     The Indenture contains provisions making binding upon all Holders of the Debt Securities of this Series, or upon the Holders of all Series outstanding under the Indenture, certain Holder Actions taken by the Holders of a specified majority of the Debt Securities of this Series, or of all Series, as the case may be, then outstanding.
     This Note shall not become obligatory for any purpose until certified by the Indenture Trustee.

     IN WITNESS OF WHICH the undersigned has caused this 5.70% Senior Note due 2017 to be signed by its duly authorized officer on March 2, 2007.

SHAW COMMUNICATIONS INC.
By:
name:
title:

INDENTURE TRUSTEE’S CERTIFICATE
     This 5.70% Senior Note due 2017 is one of the 5.70% Senior Notes due 2017 referred to in the Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA
By:
Authorized Signing Officer

(Form of Registration Panel)
(No writing hereon except by the Indenture Trustee)

Date of	In Whose Name	Authorized Signature
Registration	Registered	of Indenture Trustee